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                                                                      EXHIBIT 25


FOR IMMEDIATE RELEASE                                     CONTACT: MAUREEN FISK
THURSDAY, JANUARY 15, 1998                                847-468-2452


                     SAFETY-KLEEN RELEASES VOTING RESULTS


     ELGIN, Ill. - January 15 - Safety-Kleen Corp. (SK-NYSE) today said results show shareholders at a special meeting on January 9 approved a proposal under a provision of Wisconsin law to permit Laidlaw Environmental Services to vote with one vote per share all shares of Safety-Kleen stock held or acquired by Laidlaw or its subsidiaries.

     As reported by CT Corporation System, the inspectors of election, the proposal received the votes of 64 percent of the total shares outstanding.

     The Safety-Kleen Board did not take a position for or against the proposal and did not solicit proxies. Laidlaw Environmental currently owns 1 percent of Safety-Kleen shares.

     The vote does not affect Safety-Kleen's shareholder rights plan nor does it affect Safety-Kleen's definitive agreement to merge the Company with SK Parent Corp., a new company formed by Philip Services Corp. and affiliates of Apollo Management L.P. and Blackstone Management Partners III L.L.C. If approved, Safety-Kleen shareholders will receive $27 all cash per share. The Safety-Kleen Board of Directors has recommended that shareholders approve the merger at a special shareholders meeting to be held on February 11, 1998.

     Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 40,000 industrial and automotive businesses recycle and process their waste streams.